UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)


                  I-Link Incorporated (formerly Medcross, Inc.)
                  ---------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.007 par value
                         -------------------------------
                         (Title of Class of Securities)

                                   449927-10-2
                                 --------------
                                 (CUSIP Number)

                               Ralph W. Hardy, Jr.
                              Winter Harbor, L.L.C.
                              11400 Skipwith Lane,
                             Potomac, Maryland 20854
                                 (301) 983-2424
                  ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 16, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1.  Security and Issuer

          This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock, $.007 par value per share (the "Common Stock"), of I-Link Incorporated (formerly Medcross, Inc.), a Florida corporation (the "Issuer" or "I-Link"), beneficially owned by the Reporting Persons specified herein, and amends and supplements the Schedule 13D filed April 14, 1998, Schedule 13D/A (Amendment No. 1) filed January 28, 1999, Schedule 13D/A (Amendment No. 2) filed October 20, 2000, Schedule 13D/A (Amendment No. 3) filed November 1, 2000 and Schedule 13D/A (Amendment No. 4) filed January 5, 2001 (collectively, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified. Capitalized terms used but not defined herein have the meaning given in the Schedule 13D.


Item 4.  Purpose of the Transaction

         Item 4 of the Schedule 13D, as amended to date, is hereby incorporated by this reference and further amended and supplemented by adding the following at the end thereof:

         On January 16, 2001, Winter Harbor delivered notice to Red Cube that Winter Harbor elected to terminate the Securities Purchase Agreement pursuant to
Section 9.1 thereof, due to the breach of the Securities Purchase Agreement by Red Cube.


Item 7.  Material to be filed as Exhibits

4.17 Securities Purchase Agreement, dated as of August 30, 2000, among Red Cube, KPR and Winter Harbor (incorporated by reference to Red Cube's Schedule 13D, dated August 30, 2000 and filed September 11, 2000, File No. 0-17973).

4.18 Voting Agreement, dated as of September 11, 2000, between Red Cube and Winter Harbor (incorporated by reference to Red Cube's Schedule 13D, dated August 30, 2000 and filed September 11, 2000, File No.
0-17973).

4.19 Letter Agreement, dated as of October 24, 2000, between Red Cube and Winter Harbor (incorporated by reference to Winter Harbor's Schedule 13D/A, dated October 24, 2000 and filed November 1, 2000, File No.
005-40638).

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



                                    SIGNATURE

                  After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                 WINTER HARBOR, L.L.C.

                                 By:     First Media, L.P., its Manager / Member

                                 By:     First Media Corporation, its sole
                                         General Partner


January 19, 2001                 By:     /s/  Ralph W. Hardy, Jr.
---------------------------              -----------------------------------
Date                                     Ralph W. Hardy, Jr.
                                         Secretary




                                 FIRST MEDIA, L.P.

                                 By:     First Media Corporation, its sole
                                         General Partner


January 19, 2001                 By:     /s/  Ralph W. Hardy, Jr.
---------------------------              -----------------------------------
Date                                     Ralph W. Hardy, Jr.
                                         Secretary



                                 First Media Corporation


January 19, 2001                 By:     /s/  Ralph W. Hardy, Jr.
---------------------------              -----------------------------------
Date                                     Ralph W. Hardy, Jr.
                                         Secretary

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